Organicell Regenerative Medicine, Inc.

4045 Sheridan Avenue, Suite 239

Miami Beach, FL 33140

March 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention: Ms. Jennifer Angelini

   Mr. Sergio Chinos

Re: Organicell Regenerative Medicine, Inc. (the Company”)

Registration Statement on Form S-1

File No. 333-257899

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement is accelerated so that it will become effective at 4:00 p.m. Eastern Time on Tuesday March 15, 2022, or as soon thereafter as practicable.

If you have any further questions or comments, kindly contact the undersigned at (310) 200-9741 or our counsel, Dale S. Bergman, Esq. at (305) 495-4157.

Very truly yours,

ORGANICELL REGENERATIVE MEDICINE, INC.

By:	/s/ Ian Bothwell
Ian Bothwell, Chief Financial Officer